Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

September 2, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Esq., Legal Branch Chief
Chris Chase, Esq.

Re:	CafePress Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed August 22, 2011
File No. 333-174829

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 31, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

September 2, 2011

Management’s discussion and analysis of financial condition and results of operations, page 44

Critical accounting policies, page 48

Revenue recognition, page 48

1.	We have reviewed your response to comment two in our letter dated August 17, 2011. We accept your representation that flash deal promotion redemption history thus far appears to support your breakage rate. However, we are still unclear on how 114 promotions in total and a history of less than 18 months provides sufficient quantitative historical evidence that the estimate is based on a large population of homogenous transactions and the obligation for future performance is remote. Considering this limited history and the growing prevalence of and growing consumer familiarity with flash deal promotions, the staff’s acceptance of recording breakage revenue prior to expiration is conditioned upon a sufficient history of redemption. We are not convinced you have such a history. Please either revise your accounting policy going forward to recognize breakage upon expiration of the flash deal promotion or provide further clarification why your breakage policy and estimates are appropriate.

Response: The requested revisions have been made to the accounting policy disclosure under “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies” and within the notes to the consolidated financial statements under Note 2, “Summary of significant accounting policies – Revenue recognition”. In addition, the Registrant supplementally confirms that going forward it will recognize breakage upon expiration of flash deal promotions until such time as the Registrant has accumulated sufficient history of redemption and breakage rates for such promotions.

2. Summary of significant accounting policies, page F-7

2.

We have reviewed your response to comment three in our letter dated August 17, 2011 as well as related information included on your website at http://www.cafepress.com/cp/info/sell/index.aspx?area=intro_money&page=intro_money and http://www.cafepress.com/cp/info/help/pricing_policy.aspx. In particular, we note your “Shop Pricing Policy” indicates that “Each CafePress product sold through your Basic and/or Premium shops has a Base Price that includes all fees associated with selling. You simply set your retail price above the Base Price. When you sell an item, we keep the Base Price and we send you the markup.” Since this “markup” is determined by and passes directly to shop owners, we believe the markup should be presented on

September 2, 2011

a net basis on your statements of operations. If you continue to disagree, please provide compelling evidence that supports why such a pass-through cost, payable by end customers to shop owners, should be treated in the same manner as other royalties and commissions you pay to shop owners for use of content and/or driving business to your websites. As previously requested, please quantify for us the amount of “markups” classified in revenues and cost of net revenues for each period presented in your filing.

Response: The Registrant respectfully clarifies for the Staff that an end customer pays CafePress a price for each product that includes all costs for the product and is intended to provide CafePress a profit margin. The end customer has no visibility into the amounts for the varying cost categories. The costs include inventory costs, shipping and handling costs, content costs, commission and other costs. Those costs are all obligations of CafePress to CafePress’s vendors and suppliers. The Registrant acknowledges that transactions through shopkeeper microsites (the Registrant’s Basic and Premium shops) may have a higher content cost than other transactions and that the content cost on such transactions is based on the price that is established for the product.

As indicated in the Registrant’s prior response, the Registrant has analyzed these transactions in accordance with the accounting guidance in ASC 605-45, Principal Agent Considerations and concluded that the indicators point to gross revenue recognition for the transaction fee paid to CafePress by the end customer.

The Registrant does not believe the content cost paid to the microsite owners is a pass-through cost. However, even if one were to consider it to be a pass-through cost, it would be considered a pass-through cost where CafePress is the principal in the transaction and has the obligation for the payment to the supplier. This is because the accounting guidance in both ASC 605-45-45-22 through 45-23, Reimbursements Received for “Out-of-Pocket” Expenses Incurred, and ASC 605-45-45-19 through 45-21, Shipping and Handling Fees and Costs requires that, as the Registrant is the principal in the transaction, payments to vendors and suppliers be recorded as expenses and the payments the Registrant receives be recorded as revenue.

The Registrant supplementally qualifies for the Staff that the content fees payable on sales transactions though shopkeeper microsites (the Registrant’s Basic and Premium shops) that were classified as a component of net revenues and as cost of net revenues were $7.4 million, $ 4.3 million, $3.4 million for the years ended December 31, 2008, 2009 and 2010, respectively and were $1.5 million and $1.4 million for the six months ended June 30, 2010 and 2011, respectively. These amounts represented 6%, 4% and 3% of net revenues for the years ended December 31, 2008, 2009 and 2010, respectively and

September 2, 2011

3% and 2% of net revenues during the six months ended June 30, 2010 and 2011, respectively.

*****

The Registrant acknowledges the following and confirms it will include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino
Monica Johnson
Kirsten Mellor, Esq.
Martin A. Wellington, Esq.
C.F. Pearson